## Contact

www.linkedin.com/in/lynnhueluong
(LinkedIn)

## Top Skills

HTML
Python
Cascading Style Sheets (CSS)

## Languages

English (Native or Bilingual)
Vietnamese (Native or Bilingual)
Cantonese (Professional Working)
French (Professional Working)

## Honors-Awards

1st Place Winner of CPXi Venture
Challenge
Top 10 Finalist

# Lynn Luong

founder + opportunity champion, the 2.0 collective (Techstars S23) |
startup consultant
Charlotte, North Carolina, United States

## Summary

I am an innovation strategist helping cities, startups, and investors
build projects that will champion opportunity. Currently working
to further the state of innovation in Charlotte and prepare a talent
pipeline full of candidates that are ready to make an impact. Always
seeking opportunities to make this happen sooner and better.

_____

## Experience

The 2.0 Collective
3 years 4 months

Cofounder + CEO (Techstars S23)
January 2020 - Present (3 years 4 months)
Greater New York City Area

The 2.0 Collective is career advancement hub for everyday professionals.
Using machine-learning and on-demand, personalized career support,
ambitious professionals build their very own career support system.

COLLECTIVE DRIVE
May 2022 - Present (1 year)
Charlotte, North Carolina, United States

the IRL sandbox for members to imagine, build, and advance their careers

collectivedrive.co


a 2.0 series –
an after hours career enablement series featuring industry and cultural leaders


Tabbris
Innovation & Startup Consultant
August 2020 - Present (2 years 9 months)
Charlotte, North Carolina, United States


Steppingstone Scholars
Board Member

September 2021 - Present (1 year 8 months)


Hofstra University
Advisor at Next Gen Advisory Board
June 2019 - Present (3 years 11 months)


Truist
Head of Innovation Advancement
February 2021 - August 2022 (1 year 7 months)


Charlotte Innovation Week
Director
August 2019 - February 2021 (1 year 7 months)
Charlotte, North Carolina Area


Collective Hustle
Director
August 2019 - February 2020 (7 months)
Charlotte, North Carolina Area


CLEAN
2 years 10 months

Project Manager
June 2018 - January 2020 (1 year 8 months)
Manhattan, New York


Startup Consultant
April 2017 - June 2018 (1 year 3 months)
Greater New York City Area


Meurice Garment Care
Head of Innovations
June 2018 - January 2020 (1 year 8 months)
Manhattan, NY


GoFeedMe
Founder
April 2017 - May 2019 (2 years 2 months)


Hofstra University
Ecosystem Development

September 2016 - May 2018 (1 year 9 months)
Hofstra University

The Coding Space
Teacher
October 2015 - March 2017 (1 year 6 months)
Greater New York City Area

Centenary Summer Scholars
Computer Programming Instructor
July 2016 - August 2016 (2 months)
Hackettstown, New Jersey

The Agnes Irwin School
Robotics Teacher
June 2014 - July 2016 (2 years 2 months)
Rosemont, PA

University of Pennsylvania
2 years 3 months

Researcher
June 2015 - August 2015 (3 months)
Philadelphia, PA

GEMS Instructor and SAAST Assistant
June 2013 - August 2015 (2 years 3 months)
Philadelphia, PA

Intern
June 2013 - August 2013 (3 months)
Philadelphia, PA

## Education

Hofstra University
Bachelor of Science (B.S.), Computer Science

Agnes Irwin School